December 29, 2005
via U.S. mail

JPMorgan Chase Bank, N.A., Trustee
Institutional Trust Services
Mr. Michael Ulrich
Eastern American Natural Gas Trust
700 Lavaca
Austin, Texas
78701

Re:	Eastern American Natural Gas Trust
		Form 8-K Filed December 21, 2005
	File No. 001-11748

Dear Mr. Ulrich:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K
1. We note that you have filed a Form 8-K pursuant to Item 8.01, accompanied by a press release, indicating that the Trust had received a press release issued by Ensource and that "nothing in the press release had caused the Registrant to change its recommendation that Unitholders not tender their units in the exchange offer." Considering this Form 8-K would appear to be a communication subject to Exchange Act Rule 14d-9, it is not clear why the press release was not filed under cover of Schedule 14D-9. Please revise or advise. Closing Comments
      As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	Please contact Mellissa Campbell Duru at (202) 551-3757 or the undersigned at (202) 551-3264 with any other questions.


									Sincerely,


									Mara L. Ransom
									Special Counsel
									Office of Mergers and
									Acquisitions
        cc:    via facsimile
           	Tom Atkins, Esq.
            	(512) 542-2122
Mr. Ulrich
JPMorgan Chase Bank, N.A., Trustee
Eastern American Gas Trust
December 29, 2005
page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010